April 8, 2008

Via EDGAR and Overnight Courier

Blair F. Petrillo
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Future Now Group Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed March 7, 2008
File No. 333-148391

Dear Ms. Petrillo:

We are counsel to Future Now Group Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission Staff’s (the “Staff”) comments dated March 24, 2008, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Description of Securities, page 16

1.
We note your response to prior comment 10 from our letter dated January 25, 2008. Please expand the discussion on pages 16 and 17 of the registration statement to more clearly describe the registration rights for holders of the bridge convertible notes subsequent to the share exchange. Please expand the discussion of the conversion features of the bridge convertible notes to disclose the circumstances under which conversion may occur (and at whose option), the conversion price and circumstance under which the conversion terms may be modified. Please disclose the amount for bridge convertible notes outstanding as of a recent date and whether any of the warrants have been exercised.

The Company has added the requested disclosure commencing at page 14.

2.
With respect to the share exchange convertible notes, please clarify, if true, that the 4.99% conversion cap means that no holder or group of holders may convert their notes if, after such conversion, the holder would beneficially own in excess of 4.99% of the company’s outstanding common stock. Please expand the discussion of the registration rights to disclose the amount of any penalties that are due or have been paid. Also, please clarify what you mean by the term “compensation stock” in the last paragraph on page 17. In addition, identify the two entities referenced in the first paragraph or refer the reader to the Selling Shareholders information on page 9.

The Company respectfully directs the Staff to the third paragraph on page 16, which indicates that the purchasers of the convertible notes have agreed not to convert their notes or exercise their warrants, and the Company is not permitted to issue shares as interest payments or pursuant to a mandatory conversion, to the extent such conversion, exercise or issuance would result in beneficial ownership of more than 4.99% of the outstanding shares of the Company’s common stock at that time. The Company has added the remainder of the requested disclosure at pages 15 and 16. Further, the Company has removed the reference to “compensation stock” as it was a typographical error.

Description of Business, page 19

3.
We note your response to prior comment 12 from our letter dated January 25, 2008, but the disclosure does not address how you developed the share exchange with Future Now, Inc or whether there were any material relationships between the parties prior to the exchange. Please revise.

The Company has added the requested disclosure at page 17.

Certain Relationships and Related Transactions and Director Independence, page 37

4.
We note that the company revised the language describing the Fintech transaction to state that the company “will have terminated” the arrangement as a condition to the closing of the share exchange instead of the previous language which indicated that the agreement “was terminated.” A similar revision was made with respect to the strategic advisory agreement with Future Now Capital Markets Group, Inc. Please review to state clearly whether the agreements have been terminated or whether they remain in effect. In addition, we note that the disclosure with respect to the license agreement was removed. Please advise us as to why the disclosure was removed.

The Company has revised the disclosure in accordance with your comment at page 32. In addition, the Company has re-inserted the language pertaining to the license agreement at page 33.

Recent Sales of Unregistered Securities, page 40

5.
We note the disclosure on page 40 of the Registration Statement that “571,429 post-share exchange placement agent warrants will be issued…” Please clarify whether these warrants have been issued since the share exchange closed in October 2007.

The Company has revised the disclosure on page 35 to indicate that the warrants have been issued.

Executive Compensation, page 41

6.	Please provide the disclosure regarding equity awards required by items 401(d) and (e) of Regulation S-B.

The Company respectfully believes that the Staff is referring to Items 402(d) and (e) of Regulation S-B. The Company did not issue any equity awards for the fiscal years ended June 30, 2007 or 2006.

Financial Statements, page F-1

7.
The equity section on page F-4 shows the equity of the former private company rather than the equity of the registrant as revised for the reverse acquisition. Please revise the financial statements for the years ended December 31, 2007 to show an equity section which gives effect to the reverse acquisition.

Based upon various discussions with the Staff, the Company has modified all pertinent areas of the financials to reflect a push back of outstanding shares.

8.
In prior comment 31 from our letter dated January 25, 2008, we requested you to show us how you determined the weighted average number of shares used in the earnings per share calculation all periods presented. It does not appear that the average number of shares outstanding has been calculated in accordance with the comment. Please provide the supplemental information we requested and revise as appropriate.

Based upon various discussions with the Staff, the Company has modified the outstanding shares and the related weighted average share calculations accordingly. Attached hereto as Exhibit A, please find the Company’s worksheet pertaining to the weighted average share calculation.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ David E. Danovitch, Esq
David E. Danovitch, Esq.

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